MOBILE APPLICATION
SOFTWARE DEVELOPMENT AND
SERVICE AGREEMENT

This Agreement is by and between Haibo SYM, Inc. A Wyoming Corporation, ("Client") and Shanghai Hi-Tech Development Co., Ltd ("Developer"), collectively "The Parties."

This agreement is entered into on September 24, 2019.

WHEREAS Developer has created a Mobile Application ("Mobile App") in China called "Your Money" that brings merchants and consumers together by offering consumers discount coupons and other services, including mobile payment options, and;

WHEREAS Developer has the Internet infrastructure including servers to support the services promoted by the Mobile App, and has a sales and support staff that have enrolled approximately 5 million Users, and;

WHEREAS, Client desires to engage the services of the Developer to create a similar mobile application in the English language to provide similar services for English speaking travelers to China;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the parties hereto agree as follows:

1. Services

Developer shall create a mobile application compatible with iOS and Android called "Save Your Money" ("SYM"). The Mobile Application ("SYM") will provide English speaking tourists traveling to China with travel aids, discount coupons, and mobile payment options similar to those presently integrated into the Developer's Your Money App. In addition SYM will focus on features most needed by traveling consumers, such as transportation, hotel accommodations, and restaurants. Persons purchasing, downloading, and using the App are its "Users."

The Parties will discuss and approve the specifications and features of the App during the development process.

Service shall include hosting, maintenance and back-up for SYM on Developer's hosting environment, in addition assistance with obtaining selected merchants and payment services currently enrolled in Developer's App.

Developer shall provide on-going maintenance of software including updates, bug fixes, and security.

2. Compensation:

Software Development - $100,000 with payment deferred for one year from date hereof. No amount is or will be due until and unless the product has been tested and accepted by the Client. After one year the Parties shall negotiate payment terms as well as fees for on-going development.

Developer will provide hosting on its servers at no cost until the SYM App attains

1,000 Users, and thereafter at a rate to be negotiated.

<u>3. Term:</u> The term of the Agreement shall commence at the date hereof and shall continue without interruption or until terminated at the option of either party upon 90 day written notice.

<u>4. Data Security And PCI Compliance:</u> Developer shall comply with the appropriate Payment Card Industry Data Security Standards to ensure the integrity of all information transmitted electronically between the Parties, and between Developer and Users. Developer shall not retain credit card information of Users, except the last four digits as needed for transaction verification.

Developer shall immediately notify Client as soon as Developer learns or reasonably suspects that the security, confidentiality or integrity of any Electronic Information has been compromised or that there has been an unauthorized use, destruction, modification or disclosure of any Electronic Information, and Developer shall promptly take all actions required to stopping and remedying any such incident.

<u>5. Intellectual Property:</u> Developer hereby grants to Client a license to install and use the Mobile App and to sublicense its Users to install and use the Mobile App. The term "Intellectual Property Rights" means all copyrights, patents, trademarks, trade secrets, proprietary rights and other intellectual property rights, including the right to grant a license in the form hereof. The Mobile App, together with all Software embedded therein, both the object code and source code, all Intellectual Property Rights therein, all Developer Confidential Information contained therein or related thereto, together with all java scripts, domain names except domain names reserved by Client, materials in HTML or XML, design documents and testing scripts contained in or related to such Mobile App and Software is solely owned by Developer. Developer warrants that the rights granted herein do not infringe the Intellectual Property Rights of any third party.

The domain name "haibosym.com" and domains registered by Client after the above written date are reserved to the Client.

<u>6. Indemnity:</u> Developer will indemnify and hold harmless Client and its directors, officers, employees and agents (collectively, the "Indemnitees"), from and against any and all claims, actions, proceedings, losses, profits, liabilities, judgments, penalties, liens, forfeitures, fines, damages (including liquidated, consequential and punitive damages), costs and expenses, including counsel fees and costs of settlement (collectively referred to as "Claims"), which shall arise or result from any breach or alleged breach of this agreement.

7. Confidentiality and Non-Disclosure:

a. For purposes of this Agreement, "Confidential Information" shall mean any and all non-public information the Parties have disclosed or may disclose to the each other, including but not limited to information related to: production of legal materials, software development and design, business or software architecture, software not yet known to the public, clients or prospective clients, internal communications, events, or meetings, or any other research, development, operations, marketing, transactions, regulatory affairs, discoveries, inventions, methods, processes, articles, materials, algorithms, formulas, specifications, designs, drawings, data, strategies, plans, prospects, know-how and ideas, whether tangible or intangible, and including all copies, analyses and other derivatives thereof.

b. The Parties agree (i) not to disclose any Confidential Information or any information derived therefrom to any third person, (ii) to keep the Confidential Information confidential and take all the reasonable precautions to protect the confidentiality of such Confidential Information with the same degree of care with which it protects the confidentiality of its own confidential information, but in no event with less than a reasonable degree of care, and (iii) not to use any Confidential Information for any purpose whatsoever except to advance the legitimate business interests of the Client under written or oral instruction of the Client's authorized officers.

c. All right, title, and interest in and to the Developer's Information shall remain with the Developer or its licensors. Nothing in this Agreement is intended to grant any rights to Client under any patents, copyrights, trademarks, or trade secrets of Developer except the License specifically granted in Section 5 (Intellectual Property).

8. Trademark License:

Client grants to Developer a non-exclusive, royalty-free and revocable right to use the Client Trademarks in order to perform the Services. The display of any logo or Client Trademark will be performed in compliance with the Client's policies governing use of such logo or Client Trademark. The use of any logo or Client Trademark requires prior, written consent.

9. Breach and Termination for Breach:

A. Material Breach. The Parties agree that any breach of one or more provisions of this Agreement that threatens to, or in fact causes the other Party substantial harm, is a material breach, including breach of the non-disclosure, confidentiality, or non-competition provisions by either Party.

B. Notice of Breach. (i) In the event of an actual or perceived material breach of this Agreement by either Party, the non-breaching Party shall give written notice in

accordance with the provisions of this Agreement to the allegedly breaching Party of the alleged material breach, disclosing in reasonable detail the nature of the alleged breach. The allegedly breaching Party shall have ten business days to respond in writing either denying the breach or proposing a remedy for the breach.

(ii) If the allegedly breaching Party fails to respond in writing within the ten day period, the non-breaching party may terminate the agreement without further notice.

(iii) If the allegedly breaching Party proposes a remedy for the breach, it shall have thirty days from the date of the notice of breach to complete the remedy. At the end of the thirty day period, if the breach has not been reasonably remedied, the Agreement may be terminated by the non-breaching Party.

(iv) If the allegedly breaching Party denies the breach, then the Parties shall proceed in accordance with the dispute resolution provisions outlined below under the paragraph entitled “Disputes”. The notifying party may not terminate the Agreement unless permitted to do so by the Arbitrator.

C. Termination for Multiple Breaches. In the event that either Party admittedly commits, or is determined by the provisions of this Agreement to have committed two or more material breaches within any one-year term of this Agreement, even if subsequently remedied, the non-breaching Party shall have the right to terminate this Agreement upon ninety (90) days advance written notice.

D. In the event that Developer enters into bankruptcy or ceases to provide the services under this Agreement or Client terminates this Agreement for a material breach, Client shall be entitled to receive a copy of the source code for the Mobile App, and a license to use the source code to maintain and further develop the Mobile for Client’s use and for use by Client’s Users only, and not including the right to assign, transfer, sell, resell, market, provide, or give the Mobile App or source code to any other third party

E. Termination of Subscribers. Developer may terminate any User for non-compliance with the terms of this Agreement and the User agreement. However, Developer must obtain Client’s consent to terminate any User, which consent shall not be unreasonably withheld. Developer will provide Client at least seven (7) days advance written notice of its intent to terminate any User for non-compliance. Developer reserves the right to exercise all remedies allowed at law or in equity in regards to Users’ violation of the terms of this Agreement or abuse of the Mobile App.

14. Disputes:

A. Arbitration. All disputes, controversies, claims and differences arising out of, or relating to this Agreement, or any alleged or actual breach thereof, which cannot be settled through correspondence, mutual consultation, and negotiations between the

Parties, shall be finally settled by arbitration before a single arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the date of this Agreement. Arbitration will be deemed to have commenced when one Party notifies the other in writing that it is demanding formal Arbitration.

B. Location. Arbitration proceedings shall be held in Union County in the state of New Jersey unless the Parties mutually agree to a different location.

C. Authority of Arbitrator. The Arbitrator shall allow the Parties reasonable time to conduct discovery, and shall adjudicate all discovery related disputes. The date, time, and specific location of the arbitration proceedings shall be mutually agreed to by the Patties, but if no agreement is reached, then by the Arbitrator. The decision of the Arbitrator an all matters before them shall be final and binding on the Parties, not subject to appeal, and shall deal with the questions of costs of the arbitration, attorney's fees, and all other related matters. Judgment upon the award or decision rendered by the Arbitrator may be entered in any court having jurisdiction, or application may be made to such court for a judicial recognition of the award and order of enforcement thereof, as the case may be.

D. Governing Law. This Agreement will be governed by the laws of the state of Wyoming.

E. Remedies. Each Party shall be entitled to all remedies at law or in equity in enforcing the provisions and terms of this Agreement The prevailing Party in any arbitration proceeding under this Agreement shall also be entitled to recover its reasonable costs and attorney fees arising out of prosecution or defense of the disputes raised. Where both Parties prevail in one or more disputes under this Agreement, then the Arbitrator shall determine a fair assessment of costs and attorney fees to be paid by either or both Parties.

F. Injunctive Relief. The Parties acknowledge that any material breach by the other Party of any key provision in this Agreement, and more particularly a breach, or threatened breach, of the confidentiality and non-compete provisions, will give rise to irreparable injury to the other Party inadequately compensable in monetary alone.

Accordingly, each Party stipulates and agrees that the non-breaching Party may seek and obtain preliminary and/or permanent injunctive relief against the offending Party for any such breach, or threatened breach, and without the necessity of posting bond. Such relief will be in addition to any other legal or equitable remedies which may be available to non-breaching Party.

15. Miscellaneous

(a) Assignment. Neither Party may assign this Agreement to another person or entity without the written approval of the other Party.

(b) Governing Law. This Agreement will be governed by the laws of the State of Wyoming including substantive law, rules of evidence, and discovery.

(c) Independent Contractor. The Parties to this Agreement are independent contractors, and there is no relationship of agency, partnership, joint venture, employment or franchise between the Parties. Neither Party has the authority to bind the other or to incur any obligation on the others behalf.

(d) Severability. If any term or provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, such term shall be severed, and the remaining terms of this Agreement shall be interpreted in such a way as to give maximum validity and enforceability to this Agreement.

(e) Notices. All payments shall be sent to the address below, and all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered personally, or (ii) when received by the addressee if sent by regular mail or by Express Mail, Federal Express or other express delivery service, in each case to the other Party at the addresses listed below. Either Party may change its official address by written notice to the other Party:

If to Client, to:	If to Developer, to:
Haibo SYM Inc. 41 Meadowview Lane Berkeley Heights, NJ 07922-1327	Shanghai Hi-Tech Development Co. Room 603, Block B Oriental Financial Plaza 1168 Century Avenue Pudong New District Shanghai, China

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Haibo SYM, Inc

By: ______________________________

Name: Benny B. Zhu

Title: President, CEO

Shanghai Hi-Tech Development Co., Ltd.

By: ______________________________

Name: Pan Chou Young

Title: President